UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer))

LLIU100 ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

David Goren, Esq.

Senior Vice President and Chief Legal and Compliance Officer

Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

(949) 380-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$401,238,831.84	$46,623.95

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 69,285,528 shares of common stock, par value $0.01 per share, of Vitesse Semiconductor Corporation (the “Company”) issued and outstanding multiplied by the offer price of $5.28 per share as of March 27, 2015; (ii) 3,043,024 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of March 27, 2015 multiplied by the offer price of $5.28 per share less the weighted average exercise price for such options of $3.34 per share, (iii) 3,233,651 shares of common stock of the Company subject to outstanding restricted stock units as of March 27, 2015, multiplied by the offer price of $5.28 per share, and (iv) up to 430,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the Amended and Restated 2011 Employee Stock Purchase Plan of the Company multiplied by the offer price of $5.28 per share. The calculation of the filing fee is based on information provided by the Company of March 27, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,623.95	Filing Party: LLIU100 Acquisition Corp. and Microsemi Corporation
Form of Registration No.: Schedule TO	Date Filed: March 31, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 31, 2015 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on April 2, 2015, that certain Amendment No. 2 filed on April 8, 2015 and that certain Amendment No. 3 filed on April 13, 2015, the “Schedule TO”), by (i) LLIU100 Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Company Shares”), of Vitesse Semiconductor Corporation, a Delaware corporation (the “Company”), at a purchase price of $5.28 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used in this Amendment No. 4 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

Items 4 and 11

Items 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

Section 16—“Certain Legal Matters; Regulatory Approvals.” of the Offer to Purchase is hereby amended by deleting the last paragraph in its entirety and replacing it with the following paragraphs:

On April 14, 2015, members of the Company Board, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned Paul Gordon v. Christopher R. Gardner, et al. (the “Gordon Action”). The Gordon Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and contains allegations similar to those set forth in the Lawsuits.

Also on April 14, 2015, the Court of Chancery of the State of Delaware granted an Order of Consolidation and Appointment of Co-Lead Counsel consolidating the Lawsuits, and any future-filed actions relating to the subject matter of the case, under the caption In re Vitesse Semiconductor Corporation Stockholders Litigation, Consolidated Case Number 10828-VCP (the “Delaware Action”), and designating the complaint filed in the Durbin Action as the operative complaint in the Delaware Action until a consolidated amended complaint is filed.

Parent believes that the claims asserted in the Delaware Action are without merit and intends to defend its position. However, a negative outcome in the Delaware Action could have a material adverse effect on the Parent if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. In addition, although the Company has directors and officers liability insurance, the Company anticipates that it will incur significant expense within its self-insured retention under that insurance. Parent is not currently able to predict the outcome of the Delaware Action with any certainty. Additional lawsuits arising out of or relating to the Merger Agreement or the Transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Parent will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2015	LLIU100 Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: April 15, 2015	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President,
Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated March 31, 2015.+

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).+

(a)(1)(C)	Notice of Guaranteed Delivery.+

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(5)(A)	Joint press release issued by Microsemi Corporation and Vitesse Semiconductor Corporation on March 18, 2015 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on March 31, 2015.+

(a)(5)(C)	Transcript of Microsemi Corporation Analyst/Investor Day, March 18, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsemi on March 19, 2015).

(a)(5)(D)	Microsemi Corporation Analyst Day presentation, dated March 18, 2015 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(a)(5)(E)	Complaint filed by Jefferson Mattox on behalf of himself and all others similarly situated, on March 23, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(F)	Complaint filed by George Gowan on behalf of himself and all others similarly situated, on March 27, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(G)	Complaint filed by Bernard McGoey on behalf of himself and all others similarly situated, on March 30, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(H)	Press Release issued by Microsemi Corporation on April 8, 2015+

(a)(5)(I)	Complaint filed by Patricia Mroz on behalf of himself and all others similarly situated, on April 2, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(J)	Complaint filed by Debbie Koenig on behalf of himself and all others similarly situated, on April 7, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(K)	Complaint filed by Mark Durbin on behalf of himself and all others similarly situated, on April 8, 2015, in the Court of Chancery of the State of Delaware.+

(a)(5)(L)	Complaint filed by Merrill Davidoff on behalf of himself and all others similarly situated, on April 10, 2015, in the Court of Chancery of the State of Delaware.+

(b)(1)	Commitment Letter, dated March 17, 2015, with Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(b)(2)	Amendment No. 6 to Credit Agreement, dated as of March 31, 2015, by and among Microsemi Corporation, Bank of America, N.A., as administrative agent and collateral agent, the other agents party thereto and the lenders referred to therein (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 000-08866) filed by Microsemi Corporation on April 1, 2015).

(d)(1)	Agreement and Plan of Merger, by and among Microsemi Corporation, LLIU100 Acquisition Corp. and Vitesse Semiconductor Corporation, dated March 17, 2015 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).*

(d)(2)	Tender and Support Agreement, dated March 17, 2015, by and among Microsemi Corporation and certain stockholders of Vitesse Semiconductor Corporation listed on Annex I thereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(d)(3)	Confidentiality Agreement between Microsemi Corporation and Vitesse Semiconductor Corporation, dated March 13, 2013.+

(d)(4)	Amendment to Confidentiality Agreement between Microsemi Corporation and Vitesse Semiconductor Corporation, dated February 4, 2015.+

(d)(5)	Letter Agreement, dated February 23, 2015 between Microsemi Corporation and Vitesse Semiconductor Corporation.+

(d)(6)	Letter Agreement, dated March 11, 2015 between Microsemi Corporation and Vitesse Semiconductor Corporation.+

(g)	Not applicable.

(h)	Not applicable.

*	Certain schedules have been omitted and Microsemi Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.
+	Previously filed.